UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 01, 2016

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No.1	Total Voting Rights dated 01 August 2016
Exhibit No.2	Director/PDMR Shareholding dated 03 August 2016
Exhibit No.3	Publication of a Prospectus 03 August 2016
Exhibit No.4	Invitation to purchase Notes for cash 03 August 2016
Exhibit No.5	Results of invitation to purchase Notes for cash 11 August 2016
Exhibit No.6	Holding(s) in Company dated 11 August 2016
Exhibit No.7	Publication of Final Terms dated 12 August 2016
Exhibit No.8	Publication of Final Terms dated 15 August 2016
Exhibit No.9	Holding(s) in Company dated 16 August 2016
Exhibit No.10	Publication of Final Terms dated 18 August 2016
Exhibit No.11	Publication of Final Terms dated 22 August 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of  the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: September 01, 2016

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)
Date: September 01, 2016
By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Exhibit No. 1

1 August 2016

Barclays PLC - Total Voting Rights and Capital

In accordance with the Financial Conduct Authority's (FCA) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 31 July 2016, Barclays PLC's issued share capital consists of 16,915,117,534 Ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,915,117,534) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

Exhibit No. 2

3 August 2016
NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES
The attached individual notifications made on behalf of PDMRs under article 19.1 of the Market Abuse Regulation ('MAR') relate to transactions made on behalf of the Chairman and the non-executive Directors in Barclays PLC shares.
 This announcement is made in accordance with Article 19.3 of MAR.
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mike Ashley
2	Reason for the notification
a)	Position/status	Non-executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for non-executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.511821 per Share	4,774
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2016-08-01
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tim Breedon
2	Reason for the notification
a)	Position/status	Non-executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for non-executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.511821 per Share	4,600
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2016-08-01
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Diane de Saint Victor
2	Reason for the notification
a)	Position/status	Non-executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for non-executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.511821 per Share	6,385
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2016-08-01
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Crawford Gillies
2	Reason for the notification
a)	Position/status	Non-executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for non-executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.511821 per Share	4,999
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2016-08-01
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sir Gerry Grimstone
2	Reason for the notification
a)	Position/status	Deputy Chairman and Senior Independent Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for non-executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.511821 per Share	4,555
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2016-08-01
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	John McFarlane
2	Reason for the notification
a)	Position/status	Group Chairman
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for non-executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.511821 per Share	15,064
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2016-08-01
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Reuben Jeffery
2	Reason for the notification
a)	Position/status	Non-executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for non-executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.511821 per Share	6,572
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2016-08-01
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Dambisa Moyo
2	Reason for the notification
a)	Position/status	Non-executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for non-executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.511821 per Share	4,235
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2016-08-01
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Diane Schueneman
2	Reason for the notification
a)	Position/status	Non-executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for non-executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.511821 per Share	6,417
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2016-08-01
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Steve Thieke
2	Reason for the notification
a)	Position/status	Non-executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for non-executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.511821 per Share	5,335
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2016-08-01
f)	Place of the transaction	London Stock Exchange

Name of officer of issuer responsible for making notification: Marie Smith, Assistant Secretary.

Date of notification: 2016.08.02

For further information please contact:

Investor Relations	Media Relations
Kathryn McLeland	Tom Hoskin
+44 (0)20 7116 4943	+44 (0)20 7116 4755

Exhibit No. 3

Publication of Base Prospectus
The following base prospectus has been approved by the UK Listing Authority and is available for viewing:
Base Prospectus dated 3 August 2016 for the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme.
To view the full document, please paste the following URL into the address bar of your browser.
http://www.rns-pdf.londonstockexchange.com/rns/1465G_1-2016-8-3.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.morningstar.co.uk/uk/NSM
For further information, please contact:
Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES
IMPORTANT:
You must read the following before continuing: The following applies to the Base Prospectus available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Base Prospectus. In accessing the Base Prospectus, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.
THE BASE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR WITHIN THE UNITED STATES TO QIBs (AS DEFINED BELOW) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE BASE PROSPECTUS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DO SO. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS RELATING TO THE BARCLAYS PLC AND BARCLAYS BANK PLC £60,000,000,000 DEBT ISSUANCE PROGRAMME (THE "BASE PROSPECTUS") HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO PERSONS REASONABLY BELIEVED TO BE QUALIFIED INSTITUTIONAL BUYERS (EACH A "QIB") WITHIN THE MEANING OF RULE 144A OR (2) IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.
Confirmation of your Representation:
In order to be eligible to view the Base Prospectus or make an investment decision with respect to any Notes issued or to be issued pursuant to the Base Prospectus, you must be (i) a person other than a U.S. person (within the meaning of Regulation S under the Securities Act); or (ii) a QIB that is acquiring the securities for its own account or for the account of another QIB. By accessing the Base Prospectus, you shall be deemed to have represented that you and any customers you represent are not a U.S. person (as defined in Regulation S to the Securities Act) or that you are a QIB, and that you consent to delivery of the Base Prospectus and any supplements thereto via electronic publication.
You are reminded that the Base Prospectus has been made available to you on the basis that you are a person into whose possession the Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus to any other person.
The Base Prospectus does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuers in such jurisdiction. Under no circumstances shall the Base Prospectus constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Base Prospectus, in any jurisdiction in which such offer, solicitation or sale would be unlawful.
The Base Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuers, their advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus made available to you in electronic format and the hard copy version available to you on request from the issuers.

Exhibit No. 4

NOT FOR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES, ITS TERRITORIES AND POSSESSIONS (INCLUDING PUERTO RICO, THE U.S. VIRGIN ISLANDS, GUAM, AMERICAN SAMOA, WAKE ISLAND AND THE NORTHERN MARIANA ISLANDS, ANY STATE OF THE UNITED STATES AND THE DISTRICT OF COLUMBIA) OR TO ANY U.S. PERSON (AS DEFINED IN REGULATION S OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED) OR IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO RELEASE, PUBLISH OR DISTRIBUTE THIS DOCUMENT.
3 August 2016
BARCLAYS BANK PLC ANNOUNCES AN INVITATION TO PURCHASE NOTES FOR CASH
Barclays Bank PLC (the "Issuer") has today launched invitations to holders of certain notes set out in the table below (the "Notes") issued by the Issuer to tender such Notes for purchase by the Issuer (the "Offers"), subject to applicable offer and distribution restrictions.
The Offers are being made on the terms and subject to the conditions and restrictions set out in a tender offer memorandum dated 3 August 2016 (the "Tender Offer Memorandum"). Capitalised terms used and not otherwise defined in this announcement have the meanings given in the Tender Offer Memorandum.
The Offers
Description of Notes	ISIN Numbers	Aggregate Principal Amount Outstanding	2019 and 2021 Euro Purchase Yield1
4.875 per cent. Notes due 2019	XS0445843526	€1,242,503,000	0.00 per cent.
2.125 per cent. Notes due 2021	XS1035751764	€633,741,000	0.00 per cent.
Description of Notes	ISIN Numbers	Aggregate Principal Amount Outstanding	Benchmark Security / Benchmark Rate	Purchase Spread (Basis Points)
2.25 per cent. Notes due 2024	XS1075218799	€606,350,000	Euro interpolated Mid-Swap Rate	30
5.75 per cent. Notes due 2021	XS0446381930	£110,615,000	1.50 per cent. UK Treasury Stock due 2021 (ISIN: GB00BYY5F581)	50

[1]           For information purposes only – the price payable by the Issuer for each of the 2019 Euro Notes and                the 2021 Euro Notes validly tendered in the relevant Offer and accepted for purchase by the Issuer                will be determined in the manner described in "Purchase Price and Accrued Interest Payment"                below and assuming the Settlement Date is 15 August 2016, the Purchase Price will be 114.598 per                cent in respect of the 2019 Euro Notes and 109.621 per cent. in respect of the 2021 Euro Notes.                Should the Settlement Date be postponed, each respective Purchase Price will be recalculated and                will be announced, for information purposes only, as provided in "Terms and Conditions of the               Offer – Announcements" in the Tender Offer Memorandum.

The Issuer reserves the right, in its sole and absolute discretion, not to accept any Tender Instructions, not to purchase Notes or to extend, re-open, withdraw or terminate the Offers and to amend or waive any of the terms and conditions of the Offers in any manner, subject to applicable laws and regulations.
Tenders of Notes for purchase must be made to the Issuer in accordance with the procedures set out in the Tender Offer Memorandum. The Issuer intends to announce, inter alia, its decision whether to accept valid tenders of Notes for purchase pursuant to the Offers in the announcement following the Pricing Time.
Notes validly tendered may be revoked (in the limited circumstances in which revocation is permitted set out in the Tender Offer Memorandum) at any time prior to the Expiration Deadline, but not thereafter.
Rationale for the Offers
The Offers are made as part of the Issuer's ongoing liability management, with the intention of supporting the Group's ongoing transition to a holding company capital and term funding model in line with regulatory requirements. The Notes were included in the Issuer's previous offers announced on 4 January 2016 and on 1 March 2016.  The Offers are designed to provide Noteholders with a further opportunity to tender such Notes and remain consistent with the Group's liability management objectives set out above.
The Issuer has today also invited holders of certain USD denominated debt securities to tender those securities for purchase.
Other Information
Independently of the Offers, and as part of the Group's ongoing transition to a holding company capital and term funding model, Barclays PLC intends to continue issuing senior unsecured and subordinated liabilities in all major currency markets. The Offers are not conditional upon any future capital markets issuance.
Furthermore and independently of the Offers, the Issuer or any person acting on its behalf may from time to time consider certain open market or private purchases of notes other than pursuant to the Offers, including non-benchmark or privately placed notes. If undertaken, such purchases would further support the ongoing transition objectives referenced above.
Purchase Price and Accrued Interest Payment
In respect of each Series of Notes, the price payable by the Issuer for any Notes of the relevant Series validly tendered and accepted by the Issuer per €1,000 or £1,000, as applicable, in principal amount of such Notes (the "Purchase Price") will be:
a)   in respect of the 2019 Euro Notes and the 2021 Euro Notes, determined at or around 2:00 p.m. (London time) on 11 August 2016 by Barclays Bank PLC in its capacity as dealer manager (the "Dealer Manager") by reference to a fixed purchase yield of 0.00 per cent. and expressed as a percentage of the principal amount of the relevant Notes;
b)   in respect of the 2024 Euro Notes, determined at or around 2:00 p.m. (London time) on 11 August 2016 by the Dealer Manager by reference to the sum of (i) the relevant Purchase Spread in respect of that Series specified in the table above and (ii) the relevant Benchmark Rate, in each case expressed as a percentage of the principal amount of the Notes rounded to the third decimal place (with 0.0005 being rounded upwards); and
c)   in respect of the 2021 Sterling Notes, determined at or around 2:00 p.m. (London time) on 11 August 2016 by the Dealer Manager by reference to the annualised sum of (i) the relevant Purchase Spread in respect of that Series specified in the table above and (ii) the relevant Benchmark Security Rate, in each case expressed as a percentage of the principal amount of the Notes rounded to the third decimal place (with 0.0005 being rounded upwards).
The Purchase Price in respect of the Notes is intended to reflect a yield to maturity of the Notes on the Settlement Date based on the relevant Purchase Yield, determined in accordance with market convention. Specifically, the Purchase Price applicable to the Notes will equal (i) the value of all remaining payments of principal and interest on the relevant Series of Notes up to and including the scheduled maturity date of the relevant Series of Notes, discounted to the Settlement Date at a discount rate equal to the relevant Purchase Yield, minus (ii) the relevant Accrued Interest.
In respect of any Notes accepted for purchase, the Issuer will also pay an amount equal to any accrued and unpaid interest on the relevant Notes from, and including, the interest payment date for the Notes immediately preceding the Settlement Date up to, but excluding, the Settlement Date.
Tender Offer Period
The Offers commence on 3 August 2016 and will end at 4:00 p.m. (London time) on 10 August 2016 (the "Expiration Deadline") unless extended by the Issuer, in which case notification to that effect will be given by or on behalf of the Issuer by way of (i) publication through RNS and/or (ii) delivery of notices to the Clearing Systems for communication to Direct Participants. Such announcements may also be (i) made on the relevant Reuters International Insider Screen or (ii) made by the issue of a press release to a Notifying News Service.
Holders wishing to participate in the Offers must deliver, or arrange to have delivered on their behalf, a valid Tender Instruction that is received by the Tender Agent by the Expiration Deadline.
Expected Timetable of Events
The times and dates below are indicative only.
Date	Action
3 August 2016	Commencement of the Offers
Offers announced. Tender Offer Memorandum available from the Dealer Manager and the Tender Agent.
10 August 2016 4:00 p.m. London time
Expiration Deadline
Deadline for receipt by the Tender Agent of all Tender Instructions in order for Noteholders to be able to participate in the Offers and to be eligible to receive the relevant Purchase Price and Accrued Interest Payment on the Settlement Date.

11 August 2016 At or around 2:00 p.m. London time
Pricing Time
Determination of the Benchmark Rate in respect of the 2024 Euro Notes, the Benchmark Security Rate in respect of the 2021 Sterling Notes, the Purchase Yield in respect of the 2024 Euro Notes and the 2021 Sterling Notes and the Purchase Price in respect of each Series of Notes.

11 August 2016 As soon as reasonably practicable after the Pricing Time
Announcement of Result of Offers
The Issuer will announce its decision whether to accept valid tenders of Notes for purchase pursuant to any or all of the Offers (including, if applicable, the Settlement Date for such Offers) and the results of the Offers in accordance with the methods set out in the Tender Offer Memorandum.

15 August 2016	Settlement Expected Settlement Date for the Offers. Payment of relevant Purchase Price and Accrued Interest Payment in respect of the Offers.
Noteholders are advised to check with any bank, securities broker or other intermediary through which they hold Notes when such intermediary would require to receive instructions from a Noteholder in order for that Noteholder to be able to participate in, or (in the limited circumstances in which revocation is permitted) revoke their instruction to participate in, the Offers before the deadlines specified above.  The deadlines set by any such intermediary and each Clearing System for the submission of Tender Instructions will be earlier than the relevant deadlines specified above.
For Further Information
A complete description of the terms and conditions of the Offers is set out in the Tender Offer Memorandum.  Further details about the transaction can be obtained from:
The Dealer Manager
Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB
Tel:                       +44 (0)20 3134 8515
Email:                   eu.lm@barclays.com
Attention:              Liability Management Group

The Tender Agent

Lucid Issuer Services Limited
Tankerton Works
12 Argyle Walk
London WC1H 8HA
United Kingdom
Tel:                       +44 20 7704 0880
Fax:                      +44 20 7067 9098
Attention:              Yves Theis / Thomas Choquet
Email:                          barclays@lucid-is.com
A copy of the Tender Offer Memorandum is available to eligible persons upon request from the Tender Agent.
Analyst and Investor Information
Further information for analysts and investors can be obtained from the following contacts at Barclays:
Investor Relations
Lisa Bartrip
Tel: +44 (0)20 7773 0708
Barclays Treasury
Miray Muminoglu
Tel: +44 (0)20 7773 8199
Tim Allen
Tel: +44 (0)20 3134 6290
Media Relations
Tom Hoskin
Tel: +44 (0)20 7116 6927

DISCLAIMER
This announcement must be read in conjunction with the Tender Offer Memorandum.  No offer or invitation to acquire or exchange any securities is being made pursuant to this announcement.  This announcement and the Tender Offer Memorandum contain important information, which must be read carefully before any decision is made with respect to the Offers. If any Noteholder is in any doubt as to the action it should take, it is recommended to seek its own legal, tax and financial advice, including as to any tax consequences, from its stockbroker, bank manager, solicitor, accountant or other independent financial adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to participate in the Offers.  None of the Issuer, the Dealer Manager or the Tender Agent, or any person who controls, or is a director, officer, employee or agent of such persons or any affiliate of such persons, makes any recommendation as to whether Noteholders should participate in the Offers.
General
Neither this announcement, the Tender Offer Memorandum nor the electronic transmission thereof constitutes an offer to buy or the solicitation of an offer to sell Notes (and tenders of Notes for purchase pursuant to the Offers will not be accepted from Noteholders) in any circumstances in which such offer or solicitation is unlawful.  In those jurisdictions where the securities or other laws require an Offer to be made by a licensed broker or dealer and the Dealer Manager or any of its affiliates is such a licensed broker or dealer in any such jurisdiction, such Offer shall be deemed to be made by the Dealer Manager or such affiliate, as the case may be, on behalf of the Issuer in such jurisdiction.
In addition, each Noteholder participating in an Offer will be deemed to give certain representations in respect of the jurisdictions referred to below and generally as set out in "Procedures for Participating in the Offers" in the Tender Offer Memorandum.  Any tender of Notes for purchase pursuant to the Offers from a Noteholder that is unable to make these representations will not be accepted.
Each of the Issuer, the Dealer Manager and the Tender Agent reserves the right, in its sole and absolute discretion, to investigate, in relation to any tender of Notes for purchase pursuant to an Offer, whether any such representation given by a Noteholder is correct and, if such investigation is undertaken and as a result the Issuer determines (for any reason) that such representation is not correct, such tender or submission may be rejected.

United States
The Offers are not being made and will not be made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of, or of any facilities of a national securities exchange of, the United States or to any U.S. Person (as defined in Regulation S of the United States Securities Act of 1933, as amended (each a "U.S. Person")).  This includes, but is not limited to, facsimile transmission, electronic mail, telex, telephone, the internet and other forms of electronic communication.  Accordingly, copies of this announcement, the Tender Offer Memorandum and any other documents or materials relating to the Offers are not being, and must not be, directly or indirectly, mailed or otherwise transmitted, distributed or forwarded (including, without limitation, by custodians, nominees or trustees) in or into the United States or to a U.S. Person and the Notes cannot be tendered in the Offers by any such use, means, instrumentality or facility or from or within or by persons located or resident in the United States or by any U.S. Person.  Any purported tender of Notes in the Offers resulting directly or indirectly from a violation of these restrictions will be invalid and any purported tender of Notes made by a person located in the United States a U.S. Person, by any person acting for the account or benefit of a U.S. Person, or by any agent, fiduciary or other intermediary acting on a non-discretionary basis for a principal giving instructions from within the United States will be invalid and will not be accepted.
Each holder of Notes participating in an Offer will represent that it is not a U.S. Person located in the United States and is not participating in such Offer from the United States, or it is acting on a non-discretionary basis for a principal located outside the United States that is not giving an order to participate in such Offer from the United States and who is not a U.S. Person. For the purposes of this and the above paragraph, "United States" means the United States of America, its territories and possessions (including Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands), any state of the United States of America and the District of Columbia.
United Kingdom
The communication of this announcement, the Tender Offer Memorandum and any other documents or materials relating to the Offers is not being made, and such documents and/or materials have not been approved, by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000, as amended. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Financial Promotion Order")) or persons who are within Article 43(2) of the Financial Promotion Order or any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order.
France
The Offers are not being made, directly or indirectly, to the public in the Republic of France ("France").  Neither this announcement, the Tender Offer Memorandum nor any other documents or materials relating to the Offers have been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d'investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés) other than individuals, in each case acting on their own account and all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 of the French Code Monétaire et Financier, are eligible to participate in the Offers.  This announcement, the Tender Offer Memorandum and any other document or material relating to the Offers have not been and will not be submitted for clearance to nor approved by the Autorité des marchés financiers.
Italy
None of the Offers, this announcement, the Tender Offer Memorandum or any other documents or materials relating to the Offers have been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa ("CONSOB").
The Offers are being carried out in the Republic of Italy as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the "Financial Services Act") and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended (the "Issuer's Regulation").
Noteholders, or beneficial owners of the Notes, can tender some or all of their Notes pursuant to the Offers through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.
Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Offers.

Exhibit No. 5

NOT FOR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES, ITS TERRITORIES AND POSSESSIONS (INCLUDING PUERTO RICO, THE U.S. VIRGIN ISLANDS, GUAM, AMERICAN SAMOA, WAKE ISLAND AND THE NORTHERN MARIANA ISLANDS, ANY STATE OF THE UNITED STATES AND THE DISTRICT OF COLUMBIA) OR TO ANY U.S. PERSON (AS DEFINED IN REGULATION S OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED) OR IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO RELEASE, PUBLISH OR DISTRIBUTE THIS DOCUMENT.
11 August 2016
BARCLAYS BANK PLC INVITATION TO PURCHASE NOTES FOR CASH: ANNOUNCEMENT OF RESULTS
On 3 August 2016, Barclays Bank PLC (the "Issuer") launched invitations to holders of certain Notes (as set out in the table below) issued by the Issuer to tender such Notes for purchase by the Issuer (the "Offers"), subject to applicable offer and distribution restrictions.
Further to such invitations, the Issuer hereby informs the Noteholders that, as of the Expiration Deadline for the Offers (being 4:00 p.m. (London time) on 10 August 2016), the aggregate principal amount of each series of Notes validly tendered and to be accepted for purchase, and the pricing of the Offers is as set out in the table below, and each such Noteholder is entitled to receive on the Settlement Date, being 15 August 2016, the Purchase Price plus any Accrued Interest Payment.
Description of Notes	ISIN Numbers	Aggregate Principal Amount Outstanding	Aggregate Principal Amount accepted for Purchase	Benchmark Rate/ Benchmark Security Rate	Purchase Yield	Purchase Price per €1,000/£1,000 Principal Amount	Accrued Interest per €1,000/ £1,000 Principal Amount
4.875 per cent. Notes due 2019	XS0445843526	€1,242,503,000	€7,200,000	N/A	0.00%	€1,145.98	€0.27
2.125 per cent. Notes due 2021	XS1035751764	€633,741,000	€49,700,000	N/A	0.00%	€1,096.21	€10.04
2.25 per cent. Notes due 2024	XS1075218799	€606,350,000	€15,775,000	Euro interpolated Mid-Swap Rate	0.362%	€1,145.29	€4.07
5.75 per cent. Notes due 2021	XS0446381930	£110,615,000	£10,598,000	1.50 per cent. UK Treasury Stock due 2021 (ISIN: GB00BYY5F581)	0.656%	£1,250.03	£57.19

The Offers remain subject to the conditions and restrictions set out in a tender offer memorandum dated 3 August 2016 (the "Tender Offer Memorandum"). Capitalised terms used and not otherwise defined in this announcement have the meanings given in the Tender Offer Memorandum.
The Issuer intends to accept all Notes validly offered for purchase, subject, inter alia, to the Noteholders having offered for purchase the relevant minimum specified denominations of the Notes in accordance with the Tender Offer Memorandum. All Notes purchased pursuant to the Offers will be cancelled.
The Offers have now expired and no further Notes can be tendered for purchase.
For Further Information
A complete description of the terms and conditions of the Offers is set out in the Tender Offer Memorandum.  Further details about the transaction can be obtained from:
The Dealer Manager
Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB
Tel:                       +44 (0)20 3134 8515
Email:                   eu.lm@barclays.com
Attention:              Liability Management Group
The Tender Agent
Lucid Issuer Services Limited
Tankerton Works
12 Argyle Walk
London WC1H 8HA
United Kingdom
Tel:                       +44 20 7704 0880
Fax:                      +44 20 7067 9098
Attention:              Yves Theis / Thomas Choquet
Email:                          barclays@lucid-is.com
A copy of the Tender Offer Memorandum is available to eligible persons upon request from the Tender Agent.
Analyst and Investor Information
Further information for analysts and investors can be obtained from the following contacts at Barclays:
Investor Relations
Lisa Bartrip
Tel: +44 (0)20 7773 0708
Barclays Treasury
Miray Muminoglu
Tel: +44 (0)20 7773 8199
Tim Allen
Tel: +44 (0)20 3134 6290
Media Relations
Tom Hoskin
Tel: +44 (0)20 7116 4755

DISCLAIMER
The Dealer Manager does not take responsibility for the contents of this announcement. This announcement must be read in conjunction with the Tender Offer Memorandum. No offer to acquire any Notes is being made pursuant to this announcement.
The distribution of this announcement and the Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this announcement and/or the Tender Offer Memorandum comes are required by each of the Issuer, the Dealer Manager and the Tender Agent to inform themselves about and to observe any such restrictions.

Exhibit No. 6

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuerof existing shares to which voting rights areattached:	Barclays PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	☐
An event changing the breakdown of voting rights	☐
Other (please specify):	☐
3. Full name of person(s) subject to thenotification obligation:	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):
5. Date of the transaction and date onwhich the threshold is crossed orreached:	8 August, 2016
6. Date on which issuer notified:	9 August, 2016
7. Threshold(s) that is/are crossed orreached:	Voting rights attached to shares holding for BlackRock, Inc. has gone below 5%

8. Notified details:
A: Voting rights attached to shares
Class/type ofshares if possible usingthe ISIN CODE	Situation previousto the triggeringtransaction		Resulting situation after the triggering transaction
	NumberofShares	NumberofVotingRights	Numberof shares	Number of votingrights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
GB0031348658	943,381,390	943,381,390	N/A	N/A	593,768,942	N/A	3.51%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financialinstrument		Expirationdate	Exercise/Conversion Period	Number of votingrights that may beacquired if theinstrument isexercised/ converted.		% of votingrights
Securities Lending				323,854,112		1.91%
American Depository Receipt				664		0.00%

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financialinstrument	Exercise price	Expiration date	Exercise/Conversion period	Number of voting rights instrument refers to			% of voting rights
CFD				3,568,352			Nominal	Delta
							0.02%	0.02%

Total (A+B+C)
Number of voting rights				Percentage of voting rights
921,192,070				5.44%

9. Chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held, if applicable:
See Annex 1

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	BlackRock Regulatory Threshold Reporting Team
14. Contact name:	Marc-Oliver Lesch
15. Contact telephone number:	020 7743 3650

Annex 1

Name	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
BlackRock, Inc.
Trident Merger, LLC
BlackRock Investment Management, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Australia Holdco Pty. Ltd.
BlackRock Investment Management (Australia) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Advisors (UK) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Investment Management (UK) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors
BlackRock Institutional Trust Company, National Association

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Canada Holdings LP
BlackRock Canada Holdings ULC
BlackRock Asset Management Canada Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock Asia-Pac Holdco, LLC
BlackRock HK Holdco Limited
BlackRock Cayco Limited
BlackRock Trident Holding Company Limited
BlackRock Japan Holdings GK
BlackRock Japan Co., Ltd.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock International Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Capital Holdings, Inc.
BlackRock Advisors, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock (Singapore) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Investment Management (UK) Limited
BlackRock Asset Management Deutschland AG

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock Asia-Pac Holdco, LLC
BlackRock HK Holdco Limited
BlackRock Asset Management North Asia Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock (Netherlands) B.V.

Exhibit No. 7

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms in relation to Barclays PLC's issue of GBP 1,250,000,000 3.25 per cent. Notes due August 2027 under the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme.

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0525H_1-2016-8-12.pdf
A copy of the Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.morningstar.co.uk/uk/NSM

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Final Terms. In accessing the Final Terms, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.
The Final Terms referred to above must be read in conjunction with the base prospectus dated 3 August 2016 relating to the above programme (the "Prospectus"), which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC, as amended).
THE FINAL TERMS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE FINAL TERMS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.
NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.
Please note that the information contained in the Final Terms and the Prospectus referred to above may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Final Terms and/or the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and/or the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and/or Prospectus you must ascertain from the Final Terms and Prospectus whether or not you are part of the intended addressees of the information contained therein.
Confirmation of your Representation: In order to be eligible to view the Final Terms or make an investment decision with respect to any Notes issued or to be issued pursuant to the Final Terms, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act). By accessing the Final Terms, you shall be deemed to have represented that you are not a U.S. person, and that you consent to delivery of the Final Terms via electronic publication.
You are reminded that the Final Terms has been made available to you on the basis that you are a person into whose possession the Final Terms may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms to any other person.
The Final Terms does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Final Terms constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Final Terms, in any jurisdiction in which such offer, solicitation or sale would be unlawful.
The Final Terms has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms made available to you in electronic format and the hard copy version available to you on request from the issuer.
Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 8

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms in relation to Barclays PLC's issue of EUR 60,000,000 2.291 per cent. Notes due August 2029 under the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme.

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0670H_1-2016-8-12.pdf

A copy of the Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.morningstar.co.uk/uk/NSM

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Final Terms. In accessing the Final Terms, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.
The Final Terms referred to above must be read in conjunction with the base prospectus dated 3 August 2016 relating to the above programme (the "Prospectus"), which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC, as amended).
THE FINAL TERMS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE FINAL TERMS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.
NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.
Please note that the information contained in the Final Terms and the Prospectus referred to above may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Final Terms and/or the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and/or the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and/or Prospectus you must ascertain from the Final Terms and Prospectus whether or not you are part of the intended addressees of the information contained therein.
Confirmation of your Representation: In order to be eligible to view the Final Terms or make an investment decision with respect to any Notes issued or to be issued pursuant to the Final Terms, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act). By accessing the Final Terms, you shall be deemed to have represented that you are not a U.S. person, and that you consent to delivery of the Final Terms via electronic publication.
You are reminded that the Final Terms has been made available to you on the basis that you are a person into whose possession the Final Terms may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms to any other person.
The Final Terms does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Final Terms constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Final Terms, in any jurisdiction in which such offer, solicitation or sale would be unlawful.
The Final Terms has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms made available to you in electronic format and the hard copy version available to you on request from the issuer.
Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 9

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi
1. Identity of the issuer or the underlying issuerof existing shares to which voting rights areattached:				Barclays PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights							X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached							☐
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments							☐
An event changing the breakdown of voting rights							☐
Other (please specify):							☐
3. Full name of person(s) subject to thenotification obligation:			BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):
5. Date of the transaction and date onwhich the threshold is crossed orreached:			15 August, 2016
6. Date on which issuer notified:			16 August, 2016
7. Threshold(s) that is/are crossed orreached:			Voting rights attached to shares holding for BlackRock, Inc. has gone above 5%
8. Notified details:
A: Voting rights attached to shares
Class/type ofshares if possible usingthe ISIN CODE	Situation previousto the triggeringtransaction		Resulting situation after the triggering transaction
	NumberofShares	NumberofVotingRights	Numberof shares	Number of votingrights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
GB0031348658	593,768,942	593,768,942	N/A	N/A	871,954,870	N/A	5.15%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financialinstrument	Expirationdate	Exercise/Conversion Period		Number of votingrights that may beacquired if theinstrument isexercised/ converted.		% of votingrights
Securities Lending				46,693,779		0.27%
American Depository Receipt				792		0.00%

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financialinstrument	Exercise price	Expiration date	Exercise/Conversion period	Number of voting rights instrument refers to		% of voting rights
CFD				3,860,531		Nominal	Delta
						0.02%	0.02%

Total (A+B+C)
Number of voting rights				Percentage of voting rights
922,509,972				5.45%
9. Chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held, if applicable:
See Annex 1

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will ceaseto hold:
12. Date on which proxy holder will cease to holdvoting rights:

13. Additional information:				BlackRock Regulatory Threshold Reporting Team
14. Contact name:				Jana Blumenstein
15. Contact telephone number:				020 7743 3650

Annex 1

Name	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Investment Management (UK) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors
BlackRock Institutional Trust Company, National Association

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock International Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Canada Holdings LP
BlackRock Canada Holdings ULC
BlackRock Asset Management Canada Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Advisors (UK) Limited

BlackRock, Inc.
Trident Merger, LLC
BlackRock Investment Management, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock (Netherlands) B.V.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock Asia-Pac Holdco, LLC
BlackRock HK Holdco Limited
BlackRock Asset Management North Asia Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Investment Management (UK) Limited
BlackRock Asset Management Deutschland AG

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Australia Holdco Pty. Ltd.
BlackRock Investment Management (Australia) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock (Singapore) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock Asia-Pac Holdco, LLC
BlackRock HK Holdco Limited
BlackRock Cayco Limited
BlackRock Trident Holding Company Limited
BlackRock Japan Holdings GK
BlackRock Japan Co., Ltd.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Capital Holdings, Inc.
BlackRock Advisors, LLC

Exhibit No. 10

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms in relation to Barclays PLC's issue of AUD 15,000,000 5.16 per cent. Notes due August 2031 under the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme.

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5365H_1-2016-8-18.pdf

A copy of the Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.morningstar.co.uk/uk/NSM

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Final Terms. In accessing the Final Terms, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.
The Final Terms referred to above must be read in conjunction with the base prospectus dated 3 August 2016 relating to the above programme (the "Prospectus"), which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC, as amended).
THE FINAL TERMS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE FINAL TERMS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.
NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.
Please note that the information contained in the Final Terms and the Prospectus referred to above may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Final Terms and/or the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and/or the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and/or Prospectus you must ascertain from the Final Terms and Prospectus whether or not you are part of the intended addressees of the information contained therein.
Confirmation of your Representation: In order to be eligible to view the Final Terms or make an investment decision with respect to any Notes issued or to be issued pursuant to the Final Terms, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act). By accessing the Final Terms, you shall be deemed to have represented that you are not a U.S. person, and that you consent to delivery of the Final Terms via electronic publication.
You are reminded that the Final Terms has been made available to you on the basis that you are a person into whose possession the Final Terms may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms to any other person.
The Final Terms does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Final Terms constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Final Terms, in any jurisdiction in which such offer, solicitation or sale would be unlawful.
The Final Terms has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms made available to you in electronic format and the hard copy version available to you on request from the issuer.
Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 11

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms in relation to Barclays PLC's issue of AUD 30,000,000 5.02 per cent. Notes due August 2028 under the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme.

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7837H_1-2016-8-22.pdf

A copy of the Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.morningstar.co.uk/uk/NSM

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Final Terms. In accessing the Final Terms, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.
The Final Terms referred to above must be read in conjunction with the base prospectus dated 3 August 2016 relating to the above programme (the "Prospectus"), which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC, as amended).
THE FINAL TERMS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE FINAL TERMS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.
NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.
Please note that the information contained in the Final Terms and the Prospectus referred to above may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Final Terms and/or the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and/or the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and/or Prospectus you must ascertain from the Final Terms and Prospectus whether or not you are part of the intended addressees of the information contained therein.
Confirmation of your Representation: In order to be eligible to view the Final Terms or make an investment decision with respect to any Notes issued or to be issued pursuant to the Final Terms, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act). By accessing the Final Terms, you shall be deemed to have represented that you are not a U.S. person, and that you consent to delivery of the Final Terms via electronic publication.
You are reminded that the Final Terms has been made available to you on the basis that you are a person into whose possession the Final Terms may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms to any other person.
The Final Terms does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Final Terms constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Final Terms, in any jurisdiction in which such offer, solicitation or sale would be unlawful.
The Final Terms has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms made available to you in electronic format and the hard copy version available to you on request from the issuer.
Your right to access this service is conditional upon complying with the above requirement.